SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AlTi Global, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

02157E106

(CUSIP Number)

Mona Manahi

c/o Geller Advisors

909 Third Avenue

New York, NY 10022

(212) 583-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02157E106

1.	Names of Reporting Persons. IlWaddi Holdings
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,984,584
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,984,584

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,984,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 02157E106

1.	Names of Reporting Persons. H.E. Sheikh Jassim Abdulaziz J.H. Al-Thani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Qatar

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,984,584
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,984,584

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,984,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 02157E106

Item 1.	Security and Issuer

Item 1 to the Schedule 13D is amended and supplemented as follows:

This Amendment No. 1 to the Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”) of AlTi Global, Inc. (the “Issuer”), which has its principal executive offices at 520 Madison Avenue, 26th Floor, New York, New York.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The source of funds for the acquisitions of the shares of Common Stock reported on this Amendment No. 1 to the Schedule 13D was the working capital of IlWaddi.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Amendment No. 1 to the Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 71,742,444 shares of Common Stock outstanding as of May 10, 2024, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Amendment No. 1 to the Schedule 13D is incorporated by reference.

(c)	The transaction information set forth in Schedule A to this Amendment No. 1 to the Schedule 13D is incorporated by reference into this Item 5(c).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2024

ILWADDI HOLDINGS

By:	/s/ Sheikh Jassim Abdulaziz J.H. Al-Thani
	Name:	Sheikh Jassim Abdulaziz J.H. Al-Thani
	Title:	Director

/s/ Sheikh Jassim Abdulaziz J.H. Al-Thani
SHEIKH JASSIM ABDULAZIZ J.H. AL-THANI

Schedule A

The following table sets for the transactions in the Issuer’s securities effected by the Reporting Persons in the last 60 days.

Name	Date of Transaction	Number of Shares Acquired or Disposed	Type of Transaction	Price per Share
IlWaddi	06/04/2024	20,000	Purchase	$4.99
IlWaddi	06/05/2024	11,319	Purchase	$4.74
IlWaddi	06/06/2024	20,000	Purchase	$4.72